CUSIP No. 134 429 109	Schedule 13D	page 8 of 8

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1), we the undersigned agree that this Amendment to the Statement on Schedule 13D, to which this Joint Filing Agreement is attached, and any subsequent Amendment to such Schedule, is filed on behalf of each of us. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D, and for the completeness and accuracy of the information concerning itself contained therein.
This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated:  October 10, 2018

ARCHBOLD D. VAN BEUREN

/s/ Archbold D. van Beuren

DAVID C. PATTERSON

/s/ David C. Patterson